FILED
04 JUL 26 PM 1:31
SECRETARY OF STATE
TALLAHASSEE, FLORIDA

ARTICLES OF AMENDMENT TO
HILLSBORO GROUP, INC.

THE UNDERSIGNED, being the sole director and president of Hillsboro Group, Inc., does hereby amend its Articles of Incorporation as follows:

ARTICLE I
NAME

1. Effective July 15, 2004, the name of this corporation shall be CapTech Financial Group, Inc.

I hereby certify that the following was adopted by a majority vote of the shareholders and directors of the corporation on July 14, 2004 and that the number of votes cast was sufficient for approval.

IN WITNESS WHEREOF, I have hereunto subscribed to and executed this Amendment to Articles of Incorporation this on July 14, 2004.

J. Edward Houston, President and Sole Director

The foregoing instrument was acknowledged before me on July 14, 2004 by J. Edward Houston who is personally known to me.

ERIC P. LITTMAN
MY COMMISSION # DD 291634
EXPIRES: April 25, 2008
Bonded Thru Notary Public Underwriters

Notary Public
My commission expires: